Exhibit 1

FOR IMMEDIATE RELEASE	28 April 2011

WPP

QUARTERLY TRADING UPDATE

REPORTABLE REVENUES IN STERLING UP 7% AT £2.223 BILLION

REPORTABLE REVENUES IN DOLLARS UP OVER 10% AT $3.566

BILLION AND IN EUROS UP OVER 11% AT €2.603 BILLION

CONSTANT CURRENCY REVENUES UP OVER 8%, GROSS MARGIN

UP OVER 9%

LIKE-FOR-LIKE REVENUES UP ALMOST 7% IN FIRST QUARTER,

GROSS MARGIN UP WELL OVER 7%

FIRST QUARTER PROFITS AND OPERATING MARGIN ABOVE

BUDGET AND WELL AHEAD OF LAST YEAR

AVERAGE NET DEBT DOWN £574 MILLION TO £2.216 BILLION IN

FIRST QUARTER REFLECTING STRONG CASH FLOW

Current Trading

In the first quarter of 2011, reported revenues were up 7.0% at £2.223 billion. Revenues in constant currency were up 8.4%, reflecting the strength of the pound sterling against the US dollar and Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 6.7% and gross margin 7.4% compared with the same period last year. Revenues have continued to recover following the stabilisation in quarter one of last year and the sequential improvement in like-for-like growth in quarters two, three and four of 2010.

The pattern of revenue growth in 2011 has started similarly to the second half of 2010, with improvements across all sectors and geographies. Our budgets for 2011 indicated like-for-like growth of 5% over last year and for the first three months we were in line with those projections. A first look at our flash quarter one revised forecasts, indicates further improvement for the year to over 6%, with a more balanced pattern over the two halves, despite tougher comparatives in the second half. In 2010 we were surprised at the speed of the recovery in the more mature markets of the United States and Germany and more traditional media, like free-to-air television. This pattern has continued into the first quarter of 2011, although as indicated in the budgets for this year, the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe are growing even faster. They were last into the recession and last out.

As shown in appendix 1, on a constant currency basis, the Group’s revenue grew by 8.4%, in line with the Group’s budget, but with gross margin, probably a better indicator of top-line growth and cost comparator, growing faster at 9.1%. In 2010, the United States behaved more like a faster growing market, with constant currency growth of 8.0%. In the first quarter of 2011 this has continued, with revenue on the same basis up 9.1% and only slightly below the third quarter of 2010, which saw the highest quarterly growth since the second quarter of 2007, at 9.9%. However, the world continues to move at very different speeds, with the BRICs, Next 11 or CIVETS generally growing strongest, followed by the United States and Germany, then the United Kingdom, France, Italy and Spain with Japan, weakest, suffering from years of stagnation and now triple hit by the dreadful earthquake, tsunami and nuclear disasters. In the first quarter, revenue growth in the United Kingdom, on a constant currency basis, was up 7.7% with Western Continental Europe up 2.2% and Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe growing strongly at 12.6%. Western Continental Europe remains the most challenging, with revenues in France and Spain the most affected, when compared with the same period last year. The Middle East has been affected by the current political turmoil in the first quarter, growing only 1.5%. Central and Eastern Europe grew at 9.1%, driven primarily by Russia and Poland, with the combined revenues in these two markets up over 13%. Latin America grew 10.4% on a constant currency basis, but 16.7%, like-for-like, following the disposal of a call centre business in Argentina in September 2010. Asia Pacific was up 12.5% on a constant currency basis and excluding Japan (which was flat) was up 13.8%, with all the Group’s major markets, except Malaysia, showing strong growth. Two of the Group’s biggest markets in Asia, Mainland China and India showed combined growth of 18.4%, versus 12.5% in 2010.

By communications services sector, advertising and media investment management continued to “bite-back” with revenues on a constant currency basis up 12.9%, followed by branding and identity, healthcare and specialist communications (including direct, digital and interactive) up 7.9%. The Group’s direct and interactive networks of Wunderman and OgilvyOne, together with specialist digital agencies VML and JWT Inside showed strong growth. Public relations and public affairs continued the solid performance in 2010, with growth of 5.6%, which was slightly ahead of quarter four in 2010, the highest quarterly growth in 2010. Consumer insight revenues were up 3.4% with gross margin up more at 3.6% (3.8% like-for-like), and with North America, the United Kingdom and Western Continental Europe weaker, but stronger growth in Asia Pacific, Latin America, Africa and the Middle East, despite the current political and human challenges in North Africa, the Middle East and Japan.

Net new business billings for the first quarter were reasonably strong at £841 million ($1.346 billion), not as good as the first quarter last year, but well in line with the quarterly average last year, which was very strong and the Group continues to benefit from consolidation trends in the industry, winning many assignments from existing and new clients. The general economic situation continues to encourage a significant number of account reviews, consolidations and new business opportunities, particularly in media investment management.

In the first quarter, profits and operating margins were ahead of budget and well ahead of last year. Although severance costs in the first quarter of 2011 were below the same period last year, this reduction was offset by increased performance based incentive pools, which as a result of improved profitability in the first quarter are at a higher level of pre-bonus operating profit compared with the first quarter of 2010.

We are in the process of reviewing our quarter one revised forecasts, but early indications are that revenues in the balance of the year will grow faster than budgeted, with full year like-for-like revenue growth of over 6%. The higher levels of incentive compensation paid out this year has focused attention on variable, rather than fixed, compensation and has helped to ease, to some extent, potential pressure on salaries. As our operating companies continue to be more positive about 2011, the increase in selective hiring and talent investment, particularly in the faster growing markets, originally seen in the second half of 2010, has continued into 2011.

During 2009 the Group took action to bring into balance the fall in revenues with staff costs, with a significant reduction in the number of people employed in the Group. As revenues stabilised towards the end of 2009 and growth returned in 2010, our operating companies began hiring again, although as mentioned above, mainly in the faster growing markets. Although hiring has begun again, the discipline of balancing revenues with headcount has continued. The number of people in the Group, on a proforma basis excluding associates, was up 4.2% or 4,350 at 31 March 2011 to 106,825, as compared to 31 March 2010, against an increase in revenues on the same basis of 6.7%. The average number of people in the Group in the first quarter of this year was up similarly by 4.2% to 106,076 compared to 101,763 for the same period last year. In 2009, the point-to-point headcount fell by 12%, in 2010 it rose 4.5% and in 2011, by 31 March, it had risen another 1%. Overall, therefore, the number of people in the business has fallen by over 6%, whilst revenues are now back to pre-Lehman levels on a proforma basis, a significant increase in productivity.

Balance Sheet and Cash Flow

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a combination of capital expenditure, acquisitions and share repurchases. In the twelve months to 31 March 2011, the Group’s free cash flow was £1.169 billion. Over the same period, the Group’s capital expenditure, acquisitions, share repurchases and dividends were £727 million.

Average net debt in the first quarter of 2011 was £2.216 billion, compared to £2.790 billion in 2010, at 2011 exchange rates. This represents a decrease of £574 million. Net debt at 31 March 2011 was £2.598 billion, compared to £3.109 billion in 2010 (at 2011 exchange rates), a decrease of £511 million, also reflecting improved cash flows. The current quarterly average net debt figure of £2.216 billion compares with a market capitalisation of approximately £9.6 billion, giving an enterprise value of £12.2 billion.

As mentioned in the Group’s 2010 Preliminary Results Announcement, the average net debt to headline EBITDA ratio at 31 December 2010 improved to 2.1 times, a year ahead of the schedule outlined at the time of the acquisition of TNS in October 2008. For the twelve months ended 31 March 2011, the average net debt to headline EBITDA ratio has fallen below 2 times. At the same time, it was announced that, for the following two years, acquisitions would be limited to approximately £100 million per annum, the Group’s share buy-back programme would target repurchases of up to 1% of the issued share capital per annum and dividend growth would be limited to up to 15% per annum, with the objective of using surplus cash generated to reduce debt, whilst the average net debt to headline EBITDA ratio remained well above 2 times. This objective has, therefore, been achieved, and the self-imposed limits are no longer relevant.

As has already been signalled, whilst capital expenditure continues around the depreciation level, or a little more, given the demands of changing technologies, mergers and acquisitions continue to be small and medium sized focused on new markets, new media and consumer insight, although not limited to £100 million per annum and more likely now to be around £200 million per annum (reflecting acquisitions such as Commarco GmbH in Germany, announced on 19 April 2011, subject to regulatory approval). The dividend payout ratio will be increased over time to approximately 40% from the current rate of approximately 33%, signalling an enhanced dividend growth rate. Share buy-backs will continue to absorb any share dilution from issues of options or restricted stock, although the Company does have considerable free cash flow to take advantage of anomalies in market values. During the first quarter of 2011, 7.8 million shares, or 0.6% of the issued share capital, were purchased at a cost of £64 million and an average price of £8.12 per share.

In the first quarter of 2011, the Group also made a number of small acquisitions or increased equity interests, in advertising and media investment management in the United States, the Netherlands, Bahrain, South Africa, China and Korea; in consumer insight in Ireland, Germany, Lithuania and Kenya; in direct, digital and interactive in the United States, China and Singapore and in specialist communications in the United States. Expenditure totalled £26 million, including initial and earn-out payments.

Outlook for 2011 and Future Objectives

For the rest of 2011, the focus will continue to be on ensuring that our operating companies balance revenue and headcount growth, while at the same time capitalising on the various client and market opportunities that continue to arise and continuing to invest in both existing and new talent, where necessary.

Despite the recent developments and effect of the difficult political and human situations in the Middle East, North Africa and Japan, the continued doubts about sovereign debt in some Western European economies and the growing concerns in the United States about the failure to reduce the fiscal deficit, where the recent US Treasury purchase strike by PIMCO and US debt change in outlook by S&P have not helped, we are cautiously optimistic about the prospects for 2011 and, indeed for 2012.

The second quarter, according to our budgets and quarter one revised forecasts, shows stronger growth in Asia Pacific and Latin America, counter-balanced by lower growth in the United States, with these trends, as anticipated earlier this year, continuing into the final two quarters of 2011. 2012 will see the maxi-quadrennial impacts of the London 2012 Olympic and Paralympic Games, the Eastern European-based UEFA EURO 2012 Football Championships and United States Presidential elections (where media spending may reach $4 billion), all of which may add 1-2% to worldwide levels of advertising and marketing spending, whatever they are. It may be that to some extent we benefit from uncertainty, particularly in the mature economies, where risk averse managements prefer to invest in brand equity, rather than expand capacity. In addition, there are some indications that FMCG clients, lacking pricing power and facing commodity price increases, are decreasing promotional price discounts and increasing investment in advertising. The difficult year may well be 2013, when newly elected or re-elected governments have to wrestle with the impact of fiscal and monetary stimuli and the failure to deal quickly enough with fiscal deficits.

Our margins should improve in line with, and may be even better than, the Group’s margin target of a 0.5 margin point improvement. With incentive pools in 2010 being largely refilled and likely lower severance in 2011, this should help achievement of the Group’s margin target, or beyond.

In the medium and longer-term the Group remains committed to its six operating objectives – to continue to raise operating margins to the levels of the best-performing competition; to continue to increase flexibility in the cost structure; to improve total share owner return by maximising the return on investment of the Company’s free cash flow; to continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients; to continue to place greater emphasis on revenue growth; and, finally to improve still further the quality of our creative output.

For further information:

Sir Martin Sorrell	)
Paul Richardson	)	(44) 20 7408 2204
Feona McEwan	)

Fran Butera		(1) 212 632 2235

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company’s independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix 1: Revenue and revenue growth by region and

communications services sector

3 months ended 31 March 2011

					Revenue Growth	Constant Currency
Region	2011 £m	% Total	2010 £m	% Total	Reported 2011/2010%	Growth[1] 2011/2010%

North America	807.9	36.3	754.4	36.3	7.1	9.9

United Kingdom	271.0	12.2	251.6	12.1	7.7	7.7

Western Continental Europe	531.9	23.9	535.9	25.8	-0.7	2.2

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	612.3	27.6	536.2	25.8	14.2	12.6

Total Group	2,223.1	100.0	2,078.1	100.0	7.0	8.4

					Revenue	Constant
Communications Services Sector	2011 £m	% Total	2010 £m	% Total	Growth Reported 2011/2010%	Currency Growth[1] 2011/2010%

Advertising, Media Investment Management	899.0	40.4	805.9	38.8	11.6	12.9

Consumer Insight	552.8	24.9	542.5	26.1	1.9	3.4

Public Relations & Public Affairs	207.9	9.4	199.7	9.6	4.1	5.6

Branding & Identity, Healthcare and Specialist Communications	563.4	25.3	530.0	25.5	6.3	7.9

Total Group	2,223.1	100.0	2,078.1	100.0	7.0	8.4

[1]	Constant currency growth excludes the effects of currency movements.

Appendix 2: Revenue and revenue growth by region and

communications services sector in Reportable US Dollars

3 months ended 31 March 2011

			Revenue
Region	2011 $m	2010 $m	Growth Reported
			2011/2010%

North America	1,295.5	1,174.5	10.3

United Kingdom	434.7	391.8	10.9

Western Continental Europe	853.5	833.4	2.4

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	982.2	834.2	17.7

Total Group	3,565.9	3,233.9	10.3

Communications Services Sector	2011 $m	2010 $m	Revenue Growth Reported
			2011/2010%

Advertising, Media Investment Management	1,442.1	1,253.7	15.0

Consumer Insight	886.8	843.8	5.1

Public Relations & Public Affairs	333.4	311.1	7.2

Branding & Identity, Healthcare and Specialist Communications	903.6	825.3	9.5

Total Group	3,565.9	3,233.9	10.3

Appendix 3: Revenue and revenue growth by region and

communications services sector in Reportable Euros

3 months ended 31 March 2011

			Revenue
	2011	2010	Growth
Region	€m	€m	Reported
			2011/2010
			%

North America	946.2	850.9	11.2

United Kingdom	317.3	283.2	12.0

Western Continental Europe	622.5	603.2	3.2

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	716.8	603.9	18.7

Total Group	2,602.8	2,341.2	11.2

Communications			Revenue
Services Sector	2011	2010	Growth
	€m	€m	Reported
			2011/2010
			%

Advertising, Media Investment Management	1,052.5	907.7	16.0

Consumer Insight	647.2	611.1	5.9

Public Relations & Public Affairs	243.4	225.1	8.1

Branding & Identity, Healthcare and Specialist Communications	659.7	597.3	10.4

Total Group	2,602.8	2,341.2	11.2